CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$332,665	$323,099
Accounts receivable	41,195	29,456
Notes receivable (Note 6)	45,803	3,836
Inventories (Note 4)	39,192	47,371
Income taxes recoverable	942	834
Current portion of deferred tax assets	653	619
Other current assets (Note 7)	4,226	2,783
Total current assets	464,676	407,998

Restricted cash (Note 5)	41,219	40,824
Property, plant and equipment, net	44,116	47,146
Deferred tax assets	56,406	62,873
Long-term investments (Note 8)	1,450	1,450
Other long-term assets (Note 9)	17,789	56,760
Total assets	$625,656	$617,051
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,182	$25,458
Accrued liabilities (Note 10)	40,837	41,408
Income taxes payable	7,313	9,756
Current portion of long-term debt (Note 11)	37,891	3,948
Current portion of deferred revenue	1,745	1,720
Total current liabilities	105,968	82,290

Long-term debt (Note 11)	174	36,493
Deferred revenue	-	842
Long-term income taxes payable	2,060	2,067
Other long-term liabilities	38,191	35,783
Total liabilities	146,393	157,475

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301 (Note 13)	252,168	252,168
Additional paid-in capital	86,501	86,147
Accumulated retained earnings (deficit)	13,645	(28,322)
Accumulated other comprehensive income	126,949	149,583
Total shareholders’ equity	479,263	459,576
Total liabilities and shareholders’ equity	$625,656	$617,051

Commitments and contingencies (Note 22)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS	Three months ended		Six months ended
[UNAUDITED]	April 30		April 30
(thousands of U.S. dollars, except per share amounts)	2014	2013	2014	2013
Revenues	$74,700	$56,089	$145,520	$109,753
Costs and expenses
Direct cost of revenues	34,617	26,157	67,987	52,016
Selling, general and administration (Note 3)	21,378	23,091	35,815	44,324
Depreciation and amortization	2,579	3,054	4,871	6,334
Restructuring charges, net (Note 15)	14	41	57	52
Change in fair value of embedded derivatives (Note 14)	268	493	570	206
Other expenses (income), net (Note 16)	5,787	2,143	(15,131)	11,494
Total costs and expenses	64,643	54,979	94,169	114,426
Operating income (loss)	10,057	1,110	51,351	(4,673)
Interest expense	(843)	(893)	(1,624)	(2,216)
Interest income	1,210	1,003	2,502	2,854
Income (loss) before income taxes	10,424	1,220	52,229	(4,035)
Income tax expense (recovery) (Note 17)	3,724	489	10,262	(4,497)
Net income	$6,700	$731	$41,967	$462

Basic and diluted earnings per share (Note 12)	$0.11	$0.01	$0.68	$0.01

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2014	2013	2014	2013
Net income	$6,700	$731	$41,967	$462
Foreign currency translation	7,685	(1,560)	(22,929)	(1,410)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax of $(43) (2013 - $28) and $256 (2013 - $(49)), respectively	127	(88)	(664)	143
Reclassification of realized loss (gain) on derivatives designated as cash flow hedges, net of tax of $(155) (2013 - $(39)) and $(346) (2013 - $29), respectively	455	120	959	(85)
Pension liability adjustments, net of tax of $nil (2013 - $nil) and $nil (2013 - $1,444), respectively	-	-	-	5,747
Other comprehensive income (loss)	8,267	(1,528)	(22,634)	4,395
Comprehensive income (loss)	$14,967	$(797)	$19,333	$4,857

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY [UNAUDITED]
	Common Shares		Additional Paid-in Capital	Accumulated Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
(thousands of U.S. dollars and number of common shares)	Number	Amount
Balance as of October 31, 2013	61,909	$ 252,168	$ 86,147	$ (28,322)	$ 149,583	$ 459,576
Net income	-	-	-	41,967	-	41,967
Other comprehensive loss	-	-	-	-	(22,634)	(22,634)
Stock-based compensation (Note 19)	-	-	354	-	-	354
Balance as of April 30, 2014	61,909	$ 252,168	$ 86,501	$ 13,645	$ 126,949	$ 479,263

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
(thousands of U.S. dollars and number of common shares)	Number	Amount
Balance as of October 31, 2012	61,909	$ 252,168	$ 84,726	$ (265,474)	$ 123,345	$ 194,765
Net income	-	-	-	462	-	462
Other comprehensive income	-	-	-	-	4,395	4,395
Stock-based compensation (Note 19)	-	-	832	-	-	832
Balance as of April 30, 2013	61,909	$ 252,168	$ 85,558	$ (265,012)	$ 127,740	$ 200,454

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2014	2013	2014	2013
Operating activities
Net income	$6,700	$731	$41,967	$462
Adjustments to reconcile net income to cash provided by (used in) operating activities (Note 18):
Items not affecting current cash flows	16,268	4,336	4,492	17,145
Changes in operating assets and liabilities	(6,726)	(10,164)	(26,744)	(8,592)
Cash provided by (used in) operating activities	16,242	(5,097)	19,715	9,015
Investing activities
Purchase of property, plant and equipment	(684)	(855)	(3,005)	(953)
(Increase) decrease in restricted cash	(3,601)	832	(3,177)	(35,327)
Cash used in investing activities	(4,285)	(23)	(6,182)	(36,280)
Financing activities
Cash used in financing activities	-	-	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	1,211	(860)	(3,967)	(561)
Net increase (decrease) in cash and cash equivalents during the period	13,168	(5,980)	9,566	(27,826)
Cash and cash equivalents, beginning of period	319,497	87,514	323,099	109,360
Cash and cash equivalents, end of period	$332,665	$81,534	$332,665	$81,534

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report April 30, 2014

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of Presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2013, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated statement of financial position data was derived from audited financial statements, but do not include all of the annual disclosures required by U.S. GAAP. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2013.

2.	Changes in Significant Accounting Policies and Recent Accounting Pronouncements

(a) Significant accounting policies
There were no new significant accounting policies adopted during the second quarter of fiscal 2014.

(b)       Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, under either full or modified retrospective adoption. Early application is not permitted. The Company plans to adopt ASU 2014-09 beginning November 1, 2018, and is currently assessing the potential effects of these changes to its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360):  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”).  ASU 2014-08 changes the criteria for reporting a discontinued operation to provide more decision-useful information to users and to elevate the threshold for a disposal transaction to qualify as a discontinued operation.   Under the new pronouncement, a disposal of a part of an organization that has a major effect on its operations and financial results is a discontinued operation.   This guidance is effective prospectively for all disposals or components of an entity classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those annual periods.  The Company plans to adopt ASU 2014-08 beginning November 1, 2015. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances.  This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  The Company plans to adopt ASU 2013-11 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  The Company plans to adopt ASU 2013-05 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

3.	Completion of Strategic Review

In January 2013, the Company initiated a review of strategic alternatives with a view to enhancing shareholder value. In July 2013, the Company completed the sale of the Targeted Therapies business to BTG, reaching the conclusion of the first phase of the strategic review.

During the quarter, on March 28, 2014, the Company announced that it has entered into a definitive agreement to be acquired by Sterigenics International LLC (Sterigenics), an affiliate of GTCR LLC (Arrangement Agreement). On May 5, 2014, the Company announced that it entered into a first amendment to the previously announced Arrangement Agreement with Sterigenics providing for an increased cash consideration of US$12.25 per share. On June 2, the Company announced the entering into of a second amendment to the previously announced amended Arrangement Agreement (Amended Arrangement Agreement) providing for, among other things, a new increased cash consideration of US$13.00 per share. The total proposed transaction is valued at approximately US$805 million and will be funded using a combination of new debt facilities and equity financing, both of which are fully committed, Sterigenics's cash on hand, and a portion of Nordion's cash on hand.

The Amended Arrangement Agreement provides for a non-solicitation covenant on the part of the Company, subject to customary “fiduciary out” provisions, and a right in favour of Sterigenics to match any superior proposal. A termination fee of $38.0 million is payable to Sterigenics in certain circumstances, including if the Company terminates the agreement to accept a superior proposal approved by the Company’s Board. The proposed transaction is also subject to customary closing conditions, including shareholder and regulatory approvals and a reverse break fee of up to $24.0 million would be payable by Sterigenics to Nordion if the transaction is terminated as a result of Sterigenics breaching its representations and warranties or for the failure by Sterigenics to obtain its financing.

The Company’s shareholders will be asked to vote on the proposed transaction at an annual general and special meeting (Meeting) initially scheduled to take place on May 27, 2014. The Company postponed the Meeting on May 27, 2014 to June 3, 2014 and further postponed it on June 2, 2014 such that the Meeting is now scheduled to take place on June 6, 2014.

Further details of the Arrangement are set out in our Information Circular dated April 22, 2014, the First Supplement and the Second Supplement to the Information Circular dated May 8, 2014, and June 2, 2014, which are available on Nordion’s website at www.nordion.com or at www.sedar.com or at www.sec.gov.

The Company incurred $7.6 million and $8.5 million of strategic review costs during the three and six months ended April 30, 2014, respectively, which was included in selling, general and administration expenses.

4.	Inventories

	April 30	October 31
	2014	2013
Raw materials and supplies	$38,054	$46,828
Work-in-process	849	658
Finished goods	1,763	1,392
	40,666	48,878
Allowance for excess and obsolete inventory	(1,474)	(1,507)
Inventories	$39,192	$47,371

5.	Restricted Cash

As of April 30, 2014, restricted cash balances of $41.2 million (October 31, 2013 ― $40.8 million) relate to $36.2 million (October 31, 2013 ― $34.9 million) held for outstanding letters of credit (Note 11), $0.2 million (October 31, 2013 ― $0.9 million) collateral issued against future letters of credit, as well as $4.8 million (October 31, 2013 ― $5.0 million) related to funds for insurance liabilities.

6.	Notes Receivable

	April 30	October 31
	2014	2013
Financial instrument pledged as security on debt(a)	$37,747	$3,836
Note receivable(b)	8,056	-
Notes receivable	$45,803	$3,836

(a)      Financial instrument pledged as security on debt
The financial instrument pledged as security on debt was reclassified to current notes receivable for its entire amount during the second quarter of fiscal 2014 as it matures on April 1, 2015. This financial instrument is classified as held to maturity and is not readily tradable as it defeases the debt due to the Government of Canada related to the construction of the MAPLE Facilities (Note 11). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of April 30, 2014 was $37.7 million (October 31, 2013 ― $40.2 million). As at October 31, 2013, $3.8 million of the carrying value was included in notes receivable and $36.4 million was included in other long-term assets (Note 9). As of April 30, 2014, the fair value is $40.0 million (October 31, 2013 ― $43.8 million), based on a Level 3 fair value measurement, which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)       Note receivable
Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. Celerion made early payments to Nordion of $7.3 million and $6.5 million in cash during fiscal 2013 and 2012, respectively, which reduced the carrying value of the Note by $7.5 million and $8.9 million. As a result, the Company recorded a loss of $0.2 million and $2.4 million, respectively, during fiscal 2013 and 2012.

As of April 30, 2014, the Note was reclassified to current notes receivable as the Note matures on March 5, 2015. The carrying value of the Note, including interest and accretion was $8.1 million as of April 30, 2014. The carrying value as of October 31, 2013 was $7.7 million, which was classified as other long-term assets (Note 9). The fair value of the Note as of April 30, 2014 was $8.1 million, based on a Level 3 fair value measurement, which included $2.6 million of accreted interest. The fair value was determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and the increase in principal amount related to the TSA and interest payments. The current face value of the Note is $8.4 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

7.	Other Current Assets

As of April 30, 2014, other current assets include embedded derivatives and other derivative assets of $0.9 million (October 31, 2013 ― $0.1 million) (Note 14) as well as prepaid expenses and other of $3.3 million (October 31, 2013 ― $2.7 million).

8.	Long-Term Investments

	April 30	October 31
	2014	2013
Investment in Celerion(a)	$1,450	$1,450
Investment in LCC Legacy Holdings(b)	-	-
Long-term investments	$1,450	$1,450

(a) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 6(b)). Nordion’s ability to transfer its investment in Celerion and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and had an estimated fair value of approximately $14 million as of April 30, 2014, based on a Level 3 fair value measurement. Estimating the fair value of a privately held company is inherently subjective and involves a number of estimates and assumptions, actual proceeds received upon eventual disposition of the investment could be materially different. The Company previously utilized a discounted cash flow approach based on the original sales proceeds of Early Stage to be the best estimate of the Company’s fair value. Based on the passage of time since the Early Stage transaction, the Company has revised the estimated fair value based on Celerion’s current financial results in conjunction with available market data including the fair value of other comparable companies.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE, but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitors the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 6(b)) is currently estimated to be approximately $22 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in LCC Legacy Holdings (LCC)
Long-term investments include an investment in LCC, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of LCC other than to obtain its share of earnings and losses. Cumulative cash dividends received and equity losses from LCC reduced the Company’s investment in LCC to $nil and therefore the equity method of accounting has been suspended since fiscal 2011.  The Company’s exposure to losses is limited to its investment of $nil (October 31, 2013 ― $nil).

9.	Other Long-Term Assets

	April 30	October 31
	2014	2013
Pension assets	$12,131	$7,551
Goodwill	2,302	2,420
Financial instrument pledged as security on long-term debt(a)	-	36,370
Long-term note receivable(a)	-	7,707
Other(b)	3,356	2,712
Other long-term assets	$17,789	$56,760
(a) During the second quarter of fiscal 2014, the financial instrument pledged as security on long-term debt and the long-term note receivable related to Celerion were reclassified to current notes receivable (Note 6).
(b)	Other primarily includes the long-term portion of certain trade receivables.

10.	Accrued Liabilities

	April 30	October 31
	2014	2013
Employee-related accruals	$7,399	$10,053
FDA provision(a)	2,529	2,612
Derivative liabilities (Note 14)	3,505	2,517
AECL revenue share and waste disposal	3,434	2,218
Restructuring provision (Note 15)	475	1,070
Other(b)	23,495	22,938
Accrued liabilities	$40,837	$41,408

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. In March 2013, the Company settled one of the two legal claims that the Company had been served with related to repeat study costs. As of April 30, 2014, management believes that the remaining provision of $2.5 million (October 31, 2013 ― $2.6 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

(b)      As of April 30, 2014, Other includes a $9.5 million (October 31, 2013 ― $9.5 million) settlement accrual recorded for the arbitration with Life Technologies Corporation (Life) as a result of the ruling that occurred in July 2011. Other also includes accruals for strategic review costs, royalties, and various miscellaneous payables.

11.	Long-Term Debt

		April 30	October 31
	Maturity	2014	2013
Total long-term debt	2014 to 2015	$38,065	$40,441
Current portion of long-term debt		(37,891)	(3,948)
Long-term debt		$174	$36,493

As of April 30, 2014, debt primarily includes a non-interest-bearing Canadian government loan with a carrying value of $37.7 million (October 31, 2013 ― $40.2 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$3.7 million) per year with the remaining balance due April 1, 2015. As the balance is due within one year, the government loan has been reclassified to the current portion of long-term debt during the second quarter of fiscal 2014. The fair value of this financial instrument was $39.8 million (October 31, 2013 ― $43.5 million), based on a Level 3 fair value measurement, which was determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A financial instrument has been pledged as full security for the repayment of this debt (Note 6(a)).

The Company’s Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants. The Company’s credit facility allows it to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. During the first quarter of fiscal 2014, the Company extended the credit facility to July 31, 2014, which may be further extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of April 30, 2014, the Company has not used the credit facility for borrowing; however, the Company had $37.9 million (October 31, 2013 - $36.9 million) of letters of credit issued under this credit facility as well as $0.2 million (October 31, 2013 - $0.9 million) collateral issued against future letters of credit.

12.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended April 30		Six months ended April 30
(number of shares in thousands)	2014	2013	2014	2013
Weighted average number of Common shares outstanding – basic	61,909	61,909	61,909	61,909
Impact of stock options assumed exercised	479	-	286	-
Weighted average number of Common shares outstanding – diluted	62,388	61,909	62,195	61,909
Basic and diluted earnings per share	$0.11	$0.01	$0.68	$0.01

13.	Share Capital

As of April 30, 2014, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital

	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2013	61,909	$252,168
Repurchased and cancelled	-	-
Balance as of April 30, 2014	61,909	$252,168

14.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 18 months into the future.  If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings.  Any ineffective portions of related gain or loss is recorded in earnings immediately. Derivatives not designated as hedges are recorded at fair value in the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations.

The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved. Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The Company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. The following table provides the fair value of all Company derivative instruments:
	April 30	October 31
	2014	2013
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$947	$60
Foreign currency forward contracts under cash flow hedges(b)	$-	$84
Liabilities
Embedded derivatives(a)	$3,365	$1,908
Foreign currency forward contracts under cash flow hedges(b)	$140	$609
(a) As of April 30, 2014 and October 31, 2013, total notional amounts for the Company’s certain supply and sales contracts identified for embedded derivatives were approximately $77 million and $46 million, respectively.
(b) As of April 30, 2014 and October 31, 2013, total notional amounts for the Company’s foreign currency forward contracts under cash flow hedges were approximately $5 million and $25 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Realized loss (gain) on foreign currency forward contracts under cash flow hedges	$610	$159	$1,305	$(114)
Unrealized (loss) gain on foreign currency forward contracts under cash flow hedges	$170	$(116)	$(920)	$192
Unrealized loss (gain) on embedded derivatives recorded in change in fair value of embedded derivatives	$268	$493	$570	$206

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of April 30, 2014, accounts receivable was net of an allowance for uncollectible accounts of $nil (October 31, 2013 ― $nil).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  As at April 30, 2014, had cash and cash equivalents totaling $332.7 million (October 31, 2013 ― $323.1 million), cash generated by operations and the credit facilities which are sufficient to honor its financial obligations.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			As of April 30, 2014
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$75,090	$-	$-	$75,090
Derivative assets (Note 7)	$-	$947	$-	$947
Derivative liabilities (Note 10)	$-	$3,505	$-	$3,505

			As of October 31, 2013
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 7)	$-	$144	$-	$144
Derivative liabilities (Note 10)	$-	$2,517	$-	$2,517

As of April 30, 2014 and October 31, 2013, the Company did not have any financial instruments that were recorded using Level 3 valuation techniques and, therefore, no changes were presented for these periods.

15.	Restructuring Charges, Net

As of April 30, 2014, the restructuring provision of $0.5 million (October 31, 2013 ― $1.1 million) was included in accrued liabilities (Note 10) in the consolidated statements of financial position. The majority of the workforce reduction provision is expected to be utilized during fiscal 2014 with a portion of the provision remaining until the fourth quarter of fiscal 2015. A small amount related to the Company’s fiscal 2011 restructuring plan is still outstanding.

The table below provides an analysis of the Company’s restructuring activities related to its operations until April 30, 2014.

	Expenses				Cumulative Activities		Balance as of April 30
	2014	2013	2012	Total	Cash	Non-Cash	2014
Workforce reductions	$57	$143	$2,557	$2,757	$(2,135)	$(147)	$475
Restructuring charges, net(a)	$57	$143	$2,557	$2,757	$(2,135)	$(147)	$475
(a) Restructuring charges, net presented above exclude an $(0.8) million recovery for fiscal 2012 relating to subsequent adjustments for 2010 contract cancellation charges of the Company’s former corporate office lease. As of April 30, 2014, the remaining provision for future rental payments of this retained lease are $0.1 million which are included in other accrued liabilities (Note 10).

16.	Other Expenses (Income), Net

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Research and development	$339	$2,142	$733	$4,317
Foreign exchange loss (gain)(a)	5,549	(589)	(15,386)	(594)
Pension settlement loss	-	-	-	7,003
Other	(101)	590	(478)	768
Other expenses (income), net	$5,787	$2,143	$(15,131)	$11,494
(a) The foreign exchange loss and gain for the three and six months ended April 30, 2014, respectively, were primarily a result of the revaluation of the Company’s cash and cash equivalents in U.S. dollars held in a Canadian dollar functional currency entity. As of April 30, 2014, the Company held over $300 million of cash and cash equivalents in U.S. dollars, including approximately $200 million of U.S. dollar cash proceeds from the sale of its Targeted Therapies business, which occurred in the third quarter of fiscal 2013. The offset to this non-cash revaluation loss and gain was reflected as a foreign currency translation gain and loss in accumulated other comprehensive income (AOCI) as part of shareholders’ equity.

17.	Income Taxes

The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three and six months ended April 30, 2014, the Company recognized tax expense (recovery) of $3.7 million (2013 – $0.5 million) and $10.3 million (2013 – $(4.5) million) on pre-tax income (loss) of $10.4 million (2013 – $1.2 million) and $52.2 million (2013 – $(4.0) million), respectively, which represent effective tax rates of 35.7% (2013 – 40.1%) and 19.6% (2013 – (111.4%)). The tax expense and related effective tax rate on operations were determined by applying an estimated annual effective tax rate of 24.8% (2013 – 28.2%) to pre-tax income for the six months ended April 30, 2014, which would have resulted in a $12.9 million of tax expense, and then recognizing various discrete tax items. Discrete tax items resulted in a net reduction in tax expense of $2.6 million for the six month ended April 30, 2014, which primarily included the impact of significant transaction costs related to the Arrangement (Note 3) of $2.1 million, and the impact of foreign exchange fluctuations and other items of $0.5 million.

18.	Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Depreciation and amortization	$2,579	$3,054	$4,871	$6,334
Stock option compensation	170	440	354	832
Deferred income taxes	4,485	(1,129)	3,316	124
Change in fair value of embedded derivatives	268	493	570	206
Foreign currency transactional loss (gain)	6,668	2,341	(11,520)	2,216
Loss on Celerion note receivable	-	-	-	218
Pension settlement loss	-	-	-	7,003
Other including foreign currency translation adjustments	2,098	(863)	6,901	212
	$16,268	$4,336	$4,492	$17,145

Changes in operating assets and liabilities comprise the following:

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Accounts receivable	$(10,108)	$5,141	$(15,940)	$16,893
Inventories	7,715	(7,612)	4,421	(13,352)
Other current and long term assets	764	157	(7,079)	4,140
Accounts payable and accrued liabilities	(3,142)	(8,161)	(6,075)	(14,901)
Income taxes	(3,438)	(78)	(5,043)	2,607
Deferred revenue and other long-term obligations	1,483	389	2,972	(3,979)
	$(6,726)	$(10,164)	$(26,744)	$(8,592)

19.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three and six months ended April 30, 2014 was $0.2 million (2013 ― $0.4 million) and $0.4 million (2013 ― $0.8 million), respectively, which was included in selling, general and administration expenses.

During the three and six months ended April 30, 2014, the Company granted nil (2013 – nil) and nil (2013 – 657,300) C$ stock options, respectively, at a weighted average exercise price of $nil (2013 - $7.06). All options granted during fiscal 2013 have a seven year term and become exercisable ratably (a graded vesting schedule) over a three year period.

Deferred share units (DSU)
During the three and six months ended April 30, 2014, the Company granted 6,017 (2013 – 93,086) and 12,481 (2013 – 110,341) DSU, respectively. DSU either vest immediately or 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date. DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares. The DSU expense for the three and six months April 30, 2014 was $1.2 million (2013 - $0.4 million) and $2.5 million (2013 ― $1.0 million), respectively, which was included in selling, general and administration expenses.

Restricted share units (RSU)
During the three and six months ended April 30, 2014, the Company granted nil (2013 – nil) and nil (2013 – 74,867) RSU, respectively, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the three and six months April 30, 2014 was $0.4 million (2013 - $0.1 million) and $0.7 million (2013 ― $0.3 million), respectively, which was included in selling, general and administration expenses.

Other mid-term incentive plan (MTIP)
The MTIP expense related to the fully vested DSU granted under the Company’s 2006 Plan (2006 MTIP) for the three and six months ended April 30, 2014 was $0.1 million (2013 - $nil) and $0.1 million (2013 ― $nil), respectively, which was included in selling, general and administration expenses. The 2006 MTIP is accompanied by dividend equivalents rights that will be payable in cash upon settlement of the plan.

20.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plan
The Nordion pension plan is funded and the Company uses an October 31st measurement date for its plan. The components of net periodic pension cost for this plan is as follows:

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Service cost	$724	$986	$1,474	$1,996
Interest cost	2,817	2,989	5,730	6,053
Expected return on plan assets	(3,514)	(3,503)	(7,149)	(7,095)
Recognized actuarial loss	667	1,246	1,356	2,524
Amortization of past service costs	(112)	-	(228)	-
Net periodic benefit cost	$582	$1,718	$1,183	$3,478

The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2013. Based on this actuarial valuation, the Company expects funding requirements of approximately $16 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the regulatory solvency deficit. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

Other benefit plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans was $0.2 million (2013 - $0.2 million) and $0.4 million (2013 - $0.4 million) for the three and six months ended April 30, 2014, respectively.

21.	Segmented Information

Nordion operates as a global life sciences company with two business segments: Sterilization Technologies and Medical Isotopes. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

On July 13, 2013, the Company completed the sale of its Targeted Therapies business to BTG plc (BTG). Under the terms of the Manufacturing and Support Agreement (MSA) entered into at the closing of the transaction, Nordion continues to manufacture the Targeted Therapies’ product and generate significant cash flows from the disposed business for a contract term of three years, with the possibility of up to a two-year extension at BTG’s option.  Therefore, the results of the historical Targeted Therapies business are reported as part of continuing operations prior to the sale and the results of the MSA are reported with the Company’s Contract Manufacturing product line of Medical Isotopes segment.

There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

	Three months ended April 30, 2014
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$33,818	$40,882	$-	$74,700
Direct cost of revenues	14,495	20,122	-	34,617
Selling, general and administration(a)	3,519	3,677	5,399	12,595
Other expense, net	401	1,056	4,330	5,787
Segment earnings (loss)	$15,403	$16,027	$(9,729)	$21,701
Depreciation and amortization	1,256	1,323	-	2,579
Restructuring charges, net (Note 15)				14
Internal investigation costs (Note 22)				1,151
Strategic review costs (Note 3)				7,632
Change in fair value of embedded derivatives (Note 14)				268
Operating income				$10,057
(a)	excludes internal investigation costs of $1.2 million and strategic review costs of $7.6 million

				Three months ended April 30, 2013
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$20,194	$22,745	$13,150	$-	$56,089
Direct cost of revenues	9,262	12,780	4,115	-	26,157
Selling, general and administration(a)	4,477	4,619	6,039	2,699	17,834
Other expense (income), net(b)	40	172	1,934	(489)	1,657
Segment earnings (loss)	$6,415	$5,174	$1,062	$(2,210)	$10,441
Depreciation and amortization	905	1,779	370	-	3,054
Restructuring charges, net (Note 15)					41
AECL arbitration and legal costs					131
Litigation settlement loss					1,300
Recovery from previously written off investments					(814)
Internal investigation costs (Note 22)					4,510
Strategic review costs (Note 3)					616
Change in fair value of embedded derivatives(Note 14)					493
Operating income					$1,110
(a)	excludes internal investigation costs of $4.5 million, strategic review costs of $0.6 million and AECL arbitration and legal costs of $0.1 million
(b)	excludes litigation settlement loss of $1.3 million and recovery from previously written off investments of $0.8 million

	Six months ended April 30, 2014
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$52,971	$92,549	$-	$145,520
Direct cost of revenues	23,715	44,272	-	67,987
Selling, general and administration(a)	7,233	7,428	11,010	25,671
Other income, net	(454)	(236)	(14,441)	(15,131)
Segment earnings	$22,477	$41,085	$3,431	$66,993
Depreciation and amortization	2,186	2,685	-	4,871
Restructuring charges, net (Note 15)				57
Internal investigation costs (Note 22)				1,681
Strategic review costs (Note 3)				8,463
Change in fair value of embedded derivatives (Note 14)				570
Operating income				$51,351
(a)	excludes internal investigation costs of $1.7 million and strategic review costs of $8.5 million

				Six months ended April 30, 2013
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$36,624	$47,941	$25,188	$-	$109,753
Direct cost of revenues	17,848	26,619	7,549	-	52,016
Selling, general and administration(a)	8,747	8,760	11,348	5,586	34,441
Other expense (income), net(b)	98	449	3,799	(559)	3,787
Segment earnings (loss)	$9,931	$12,113	$2,492	$(5,027)	$19,509
Depreciation and amortization	1,658	3,929	747	-	6,334
Restructuring charges, net (Note 15)					52
AECL arbitration and legal costs					633
Litigation settlement loss					1,300
Pension settlement loss (Note 16)					7,003
Loss on Celerion note receivable (Note 6(b))					218
Recovery from previously written off investments					(814)
Internal investigation costs (Note 22)					8,634
Strategic review costs (Note 3)					616
Change in fair value of embedded derivatives (Note 14)					206
Operating loss					$(4,673)
(a)	excludes internal investigation costs of $8.6 million, strategic review costs of $0.6 million and AECL arbitration and legal costs of $0.6 million
(b)	excludes pension settlement loss of $7.0 million, loss on Celerion note receivable of $0.2 million, litigation settlement loss of $1.3 million and recovery from previously written off investments of $0.8 million

22.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 10(a)).

Internal investigation
In 2012, the Company discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, the Company made voluntary disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). The Company remains unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on Nordion’s business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

The Company is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct of its employees, representatives and suppliers. The Company continues to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, the Company developed and implemented a number of new and enhanced policies and procedures related to compliance. The Company also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen the Company’s overall compliance framework.

23.	Litigation

Bioequivalence studies
During fiscal 2009, the Company was served with a Statement of Claim from Apotex Inc., filed with the Ontario Court of Justice, related to repeat study and mitigation costs of $4.6 million (C$5 million) and loss of profit of $27.4 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in its FDA provision (Note 10(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities that have been fully paid. The Company has filed a Statement of Defence and is vigorously defending this action. Examinations for discovery are currently ongoing.